Filed by Comcast Corporation pursuant to Rule
425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 and Rule 14d-2
under the Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: February 17, 2004

The following press release was issued by Comcast Corporation:

Comcast Statement Regarding The Walt Disney Company

PHILADELPHIA, Feb. 16th Comcast Corporation issued the following statement today:

Our proposal to acquire The Walt Disney Company reflects a full and generous valuation based upon Disney's prospects and performance over a long period of time, representing a significant premium over Disney's unaffected share price during any relevant measurement period over the last three years. We maintain the belief that our merger proposal represents a sound and compelling proposition for both sets of shareholders.

About Comcast

Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The Company is the largest cable company in the United States, serving more than 21 million cable subscribers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style, The Golf Channel, Outdoor Life Network and G4. Comcast Class A common stock and Class A Special common stock trade on The NASDAQ Stock Market under the symbols CMCSA and CMCSK, respectively.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding Comcast Corporation's business which are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the Company's Annual Report or Form 10-K for the most recently ended fiscal year.

Note: the following notice is included to meet certain legal requirements:

      Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast and certain of its directors and officers may be deemed to be “participants” in solicitations of proxies or consents from Comcast’s and Disney’s shareholders. A detailed list of the names, titles and interests of these persons is contained in a filing made by Comcast with the Commission pursuant to Rule 425 on February 11, 2004.